Exhibit 99.1

Sundial Reports Full Year and Fourth Quarter 2020 Financial and Operational Results

CALGARY, AB, March 17, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the full year and fourth quarter ended December 31, 2020. All financial information in this press release is reported in millions of Canadian dollars and represents results from continuing operations, unless otherwise indicated.

FULL YEAR AND FOURTH QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Completed financial restructuring and eliminated $227 million aggregate principal amount of debt during 2020.
  $60.4 million unrestricted cash on hand at December 31, 2020 and $719 million unrestricted cash on hand at March 15, 2021.
  Gross revenue increased by 10% to $73.3 million in 2020 compared to the prior year.
  Branded net cannabis sales increased to 75% of total cannabis sales in 2020 from 20% in the previous year as Sundial transitioned from wholesale to branded retail sales.
  Net cannabis revenue for the fourth quarter of 2020 was $13.9 million, an increase of 8% over the third quarter of 2020.
  General and administrative costs were reduced by 18% in 2020 as a result of cost reduction initiatives to $32.0 million compared to $38.9 in the previous year.
  Committed $58.9 million in the fourth quarter of 2020 and a further $31.5 million subsequent to year-end in strategic cannabis-related portfolio investments. Generated realized investment income and fees subsequent to year-end of $9.3 million.

"We entered our second year of commercial operations facing a number of internal and external challenges, including operational difficulties, excessive leverage, inadequate cost control, a lack of focus on our core value proposition, and rapidly evolving industry conditions," said Zach George, Chief Executive Officer of Sundial. "In response, we redefined our strategy and made material changes to position Sundial for improved performance. We successfully restructured the entire organization by repaying all outstanding debt, improving our operating practices, targeting a sustainable cost structure and a simplified business model. Sundial also curtailed production and reduced the size of our workforce in response to market demand. We have raised significant capital, made a number of profitable investments, and continue to evaluate a robust pipeline of strategic opportunities. Capital preservation and corporate stewardship are key priorities for our Board and management team. While our financial strength has improved materially, we still have significant work to do in our core operations to achieve the goals we have established for Sundial and our shareholders. Sundial's last two quarters have been negatively impacted by the complete repositioning of our cultivation operations as we focused on data-driven best practices to drive quality and potency results that meet evolving consumer preferences. While we are currently seeing many of our Canadian peers move away from cultivation, partially or entirely, due to their inability to deliver consistent cultivation outcomes, Sundial has renewed its commitment to cultivation in our modular indoor facility and views this core competency as an opportunity for differentiation going forward.  We are confident that the adjustments made to our cultivation and processing activities better enable us to delight our consumers and customers in the coming year."

"Sundial's dedicated team of employees and a corporate culture focused on leveraging consumer insights, innovation and continuous improvement have driven increased gross revenue in a dynamic environment, where the industry has faced a multitude of challenges including an oversupplied cannabis market along with severe price compression and a worldwide pandemic. Sundial's high-quality cultivation and processing facility combined with our team's broad consumer packaged goods experience and strong financial position reinforce management's confidence in our ability to generate continued growth on the path to sustainable profitability."

FULL YEAR 2020 KEY FINANCIAL METRICS

	Gross Revenue	Net Revenue	Gross Margin (1)	Net Loss	Adj. EBITDA
Reported	73,321	60,918	9,178	(239,944)	(25,583)
% Change 2019	10%	-4%	-46%	12%	15%

(1)	Gross margin before inventory impairment and fair value adjustments

YEAR END 2020 BUSINESS & OPERATIONAL RESULTS

Capital raised during 2020 and after year-end provides Sundial with substantial financial resources to pursue operational goals and execute on strategic opportunities.

Sundial remains focused and committed to its cultivation and processing activities and continues to implement critical changes to enhance results:

•	Sundial continues its emphasis on premium inhalable cannabis. While Sundial expects the industry will continue to see volatility, the Company believes that focusing on cultivation activities and inhalable products provides the best opportunity for long-term, sustainable growth. Sundial made significant progress in 2020 in cultivation and processing activities:
•	Increased the number of cases delivered monthly from 12,853 cases in January to 24,847 cases in December 2020.
•	Cultivation and production costs were reduced by 75% from $22.4 million in the fourth quarter of 2019 to $5.7 million in the fourth quarter of 2020, compared to a 48% reduction in grams harvested in the comparative quarters, reflecting increased efficiency.
•	Sundial has undertaken initiatives to further simplify its supply chain and rationalize its SKU's across all brands and formats. The Company is taking a proactive approach with customers to limit SKU proliferation and maximize shelf space and rate of sale with an optimized portfolio approach.
•	Sundial's commitment to data and science-based decisions has directed the restructuring of its cultivation practices. These changes have accelerated improvements in quality, potency, yield, and cost as Sundial achieved the highest weighted average potency in its history during the last three months of the year. Sundial continues to make progress and invest in its commitment to cultivation excellence.
•	Sundial acquired an expanded library of genetics in 2020 to better serve evolving consumer preferences, cultivate higher potency products and generate better harvest outcomes. The Company expects the new genetics will be in market by Q4 2021.
•	Sundial was under indexed in the pre-roll format and increased production by over 200% in the fourth quarter and into 2021 to meet consumer demand. The Company continues to develop a robust innovation pipeline.
•	Sundial commenced the year with an average of 16% OTIF (On Time In Full) metrics and averaged above 90% for the majority of the year.
•	Sundial's cultivation and production costs reduced from $10 million per month to $2 million per month through the year, while the Company increased output of finished product.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS

Adjusted gross margin before inventory impairment and fair value adjustments for the year ended December 31, 2020 was $9.2 million, compared to $16.8 million for 2019. This decrease in gross margin was mainly due to reduced pricing and a shift to a higher cost product mix. Sundial continues to analyze and adjust its operations for optimal margin accretion.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products was $5.05 per gram in 2020, net of provisions, compared to $6.24 per gram in the prior year as a result of industry wide price compression and a shift to value product. Average gross selling price for unbranded flower of $1.43 per gram reflects the monetization of winterized oil, trim and shake inventory.  Sundial anticipates continued downward price pressure throughout the industry in the coming year due to continuing competition and relative oversupply.

REVENUE BY FORMATS
Sundial remains focused on delivering premium products with an emphasis on inhalable formats, including flower, pre-rolls, vape cartridges and concentrates.  Gross revenue by format is as follows:

  Vape Cartridges: Vape cartridge sales were $18.4 million in the year ended December 31, 2020 compared to $0.5 million in the prior year because of the legalization of cannabis vape cartridges late in 2019.
  Dried Flower: Gross revenue from dried flower sales was $51.4 million in 2020 representing a 12% decrease from the previous year due to a shift of Sundial's portfolio from wholesale to branded sales and other formats in response to consumer preferences.
  Oil: Gross revenue from oil sales was $3.2 million in the year ended 2020 compared to $8.2 million in 2019.
  Concentrates: The Company continued to diversify its product mix in 2020 and added solventless extracts late in the fourth quarter of 2020. Sundial also entered into a licence agreement with Simply Solventless Concentrates ("SSC") for the processing and manufacturing of a suite of solventless cannabis concentrates.
  Edibles: Sundial also added edibles to its portfolio in the fourth quarter of 2020, through its sales and distribution agreement with Choklat, an Alberta-based chocolate maker.

REVENUE BY BRANDS

Sundial's portfolio of branded products yielded significant revenue from the retail marketplace in 2020. Net revenue by brands is as follows:

  Top Leaf: Sundial's premium inhalable brand was launched near the end of 2019, generating just $677,000 in sales that year. In 2020, Top Leaf products generated $16.5 million in net revenue.
  Sundial: As the Company continued to diversify its product mix and shifted its portfolio to include more offerings, the revenue from the Sundial brand increased to $16.5 million in 2020 compared to $8.4 million in 2019.
  Grasslands: In 2020, the Grasslands brand generated net revenue of $6.9 million, compared to $1.1 million in the previous year. The increase in 2020 revenue was due to the value segment becoming a preferred choice for consumers.
  Palmetto: Net revenue from the newly introduced Palmetto brand, launched near the end of 2019 was $3.4 million in 2020, resulting from increased investments to the brand and products.

KILOGRAMS SOLD
The Company sold 23,500 kilogram equivalents of cannabis in 2020, a 36% increase over the previous year sales of 17,293 kilogram equivalents.

NET BRANDED SALES
In 2020, the Company continued to focus on increasing its branded sales through brand portfolio penetration coast-to-coast, the addition of new formats and supply chain optimization. Branded net cannabis sales increased to 75% of total cannabis sales in 2020 from 20% in the previous year, representing $55.3 million of sales up from $13.4 million of sales in 2019.

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
SMG&A costs were reduced by 20% from $47.0 million to $37.8 million in 2020 when compared to the prior year. A reduction in the Company's workforce in response to market conditions and a focused review of all spending drove this improvement. Targeted spending on marketing costs was increased in the second half of 2020.

NET LOSS
Net loss from continuing operations for 2020 was $206.3 million in 2020 compared to $142.7 million in 2019. The 2020 net loss included impairment charges related to inventory ($45.9 million) and asset impairments ($79.1 million) for a total of $125.0 million.

ADJUSTED EBITDA

Adjusted EBITDA from cannabis operations was a loss of $25.6 million for 2020 compared to a loss of $30.1 million for the previous year. The decreased loss was primarily due to reduced general and administrative expenses relating to cost reduction initiatives during the year, partially offset by lower net revenue and higher cost of sales.

FOURTH QUARTER 2020 KEY FINANCIAL METRICS

	Gross Revenue	Net Revenue	Gross Margin (1)	Net Loss	Adj. EBITDA
Reported	16,865	13,853	3,215	(64,144)	(5,633)
% Change Q3 2020	9%	8%	23%	10%	-28%
% Change Q4 2019	4%	-6%	723%	-128%	69%

(1)	Gross margin before inventory impairment and fair value adjustments

FOURTH QUARTER 2020 BUSINESS & OPERATIONAL RESULTS

NET REVENUE
Net revenue for the three months ended December 31, 2020 increased by 8% over the third quarter of 2020 from $12.9 million to $13.9 million.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Adjusted gross margin before inventory impairment and fair value adjustments for the three months ended December 31, 2020 was $3.2 million, compared to $2.6 million for the previous quarter as a result of higher revenue and improved margin mix.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products was $4.14 per gram in the fourth quarter of 2020, including net provisions, compared to $5.53 per gram in the prior quarter. The decrease in the average gross selling price on branded products was the result of industry price compression. Average gross selling price for unbranded products in the fourth quarter of $0.65 per gram equivalent was realized on the monetization of winterized oil, trim and shake inventory.

REVENUE BY FORMATS

  Vape Cartridges: Gross revenue from vape cartridge sales was $4.3 million in the fourth quarter of 2020 representing a 19% increase over the previous quarter.
  Dried Flower: Gross revenue from dried flower sales was $11.9 million in the fourth quarter of 2020 representing a 3% increase from the previous quarter.
  Oil: Gross revenue from oil sales remained stable with the previous quarter at $317 thousand in the fourth quarter of 2020.

KILOGRAMS SOLD
The Company sold 7,247 kilogram equivalents of cannabis in the fourth quarter of 2020, a 25% increase over the previous quarter sales of 5,819 kilogram equivalents.

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
SMG&A costs increased by 6% from $8.3 million to $8.8 million in the fourth quarter of 2020 when compared to the prior quarter. Sundial is fully committed to investing in its brands, and as a result, sales and marketing expenses were increased to $2.3 million from $1.1 million in the previous quarter. In 2021, Sundial will continue to invest in its marketing and sales departments to accelerate distribution and customer acquisition.

NET LOSS
Net loss from continuing operations for the three months ended December 31, 2020 was $64.1 million compared to a net loss of $71.4 million from the previous quarter. The net loss decrease was impacted by lower non-cash charges for inventory and asset impairment, partially offset by an increase in finance costs and a loss on cancellation of contracts.

ADJUSTED EBITDA
Adjusted EBITDA from continuing operations was a loss of $5.6 million for the three months ended December 31, 2020 compared to a loss of $4.4 million from the previous quarter due primarily to higher sales and marketing expenses and foreign exchange changes, partially offset by higher net revenue.

LIQUIDITY AND CAPITAL RESOURCES

Through a combination of cash repayments, asset dispositions, equity and equity-linked issuances and debt-for-equity conversions in 2020, Sundial has eliminated its entire outstanding debt while establishing an unrestricted cash position of $60.4 million and a term loan receivable of $51.9 million at December 31, 2020. As of March 15, 2021, the Company had an unrestricted cash balance of approximately $719 million. Sundial has engaged in several capital investments program in 2020, including:

  Completed financial restructuring and eliminated $227 million debt principal balance in 2020.
  During the fourth quarter, issued 398.4 million common shares for gross proceeds of $208.8 million pursuant to at-the-market equity programs and warrant exercises.
  Subsequent to year end, issued 740.5 million common shares for gross proceeds of $693.8 million pursuant to at-the-market equity programs, registered direct offerings, and warrant exercises.
  Closed strategic cannabis related portfolio investments for $58.9 million in the fourth quarter and $31.5 million subsequent to year end, generating $9.3 million in realized gains, interest income and fees in the first quarter of 2021 to date.
  Subsequent to year-end, regained compliance with the Nasdaq minimum bid requirement based on closing share bid prices.
  Entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. The partnership will focus on cannabis related opportunities and investments, in Canada and internationally.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building sustainable, long-term shareholder value through the accretive deployment of cash resources while optimizing the utilization and output of its production facilities.

CULTIVATION

  Sundial's ability to consistently deliver premium inhalables continues to be a key component of the Company's success. The Company is emphasizing the development of new strains, the utilization of data insights and continuous improvement inside the Olds facility to achieve high potency and consistent quality metrics. In late 2020, the Top Leaf brand has improved key quality processes including hang dried, hand manicured and hand bottled products along with THC potency metrics of 24% or greater and terpene percentages above 2%. Following the cultivation restructuring efforts commenced in mid-2020, potency metrics have continued to increase into 2021. In February 2021, Sundial harvested its highest potency flower since the facility's inception.

SALES AND MARKETING

  The Company emphasizes continued expansion in existing cannabis retailers and net new opportunities presented by store front expansion especially in key markets such as Ontario, British Columbia, and Alberta. Increasing points of distribution to facilitate consumers' access to Sundial products is a key priority. Subsequent to the quarter end, Sundial added new members to the sales and marketing teams, increasing the Company's commercial coverage across key markets.
  Sundial is currently in the process of building out its own internal sales force for all provinces – except for Quebec – and signed a distribution agreement with ROSE LifeScience to represent Sundial's portfolio of brands across Quebec.
  The Company increased its rate of marketing investment during the second half of 2020 and has begun to realize positive results in the areas of distribution and customer acquisitions for its key brands and SKU's.
  Sundial continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and improved efficiencies in manufacturing methods.

STRATEGIC INVESTMENTS

  Sundial continues to explore strategic opportunities to deploy capital with a focus on maximizing shareholder value. This strategy may include a potential merger or other business combination, direct or indirect investments in other cannabis companies both in Canada, in the United States and internationally, optimizing its assets (including the potential sale of its Rocky View and Merritt facilities), selling limited quantities of inventory at or below cost, entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions or any combination of the foregoing.

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial continues to implement mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. The Company has not experienced a material impact on its production and processing activities to date related to COVID-19.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA from continuing operations, and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

	Q4 2020	Q3 2020	% Change	Q4 2019	% Change
Net loss from continuing operations	(64,144)	(71,397)	10%	(28,159)	-128%
Adjustments
Finance costs	28,438	(18,197)	-256%	3,923	625%
Loss on cancellation of contracts	2,471	—	0%	—	100%
Depreciation and amortization	1,297	1,480	-12%	184	605%
Change in fair value of biological assets	(579)	(194)	-198%	(5,799)	90%
Change in fair value realized through inventory	214	2,447	-91%	3,121	-93%
Unrealized foreign exchange (gain) loss	672	(243)	-377%	478	41%
Share-based compensation	1,501	3,118	-52%	4,553	-67%
Asset impairment	13,532	60,000	0%	—	0%
Loss on disposition of PP&E	—	—	0%	(12)	100%
Cost of sales non-cash component (1)	1,632	1,289	27%	1,621	0%
Inventory obsolescence and impairment	8,275	19,897	-58%	—	0%
Restructuring costs	280	1,108	-75%	—	0%
Transaction costs (2)	825	364	127%	2,166	0%
Government subsidies	(47)	(4,081)	0%	—	0%
Adjusted EBITDA from continuing operations	(5,633)	(4,409)	-28%	(17,924)	69%

(1)	Cost of sales non-cash component is comprised of depreciation expense
(2)	Transaction costs are non-recurring costs related to financing

	2020	2019	% Change
Net loss from continuing operations	(206,317)	(142,698)	-45%
Adjustments
Finance costs	16,814	24,216	31%
Loss on cancellation of contracts	2,471	—	100%
Loss on financial obligation	—	60,308	-100%
Depreciation and amortization	4,711	595	692%
Income tax recovery	—	(3,609)	100%
Change in fair value of biological assets	(5,432)	(30,340)	82%
Change in fair value realized through inventory	18,566	10,685	74%
Unrealized foreign exchange (gain) loss	(757)	671	213%
Share-based compensation	8,566	38,698	-78%
Asset impairment	79,191	162	0%
Loss on disposition of PP&E	(488)	(8)	0%
Cost of sales non-cash component (1)	5,250	2,693	95%
Inventory obsolescence and impairment	45,913	—	100%
Restructuring costs	6,470	—	100%
Transaction costs (2)	3,587	8,481	-58%
Government subsidies	(4,128)	—	0%
Adjusted EBITDA from continuing operations	(25,583)	(30,146)	15%

(1)	Cost of sales non-cash component is comprised of depreciation expense
(2)	Transaction costs are non-recurring costs related to financing

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, March 18, 2021.    A current investor presentation is available on http://sndlgroup.com/investors.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20210318.html

REPLAY
The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 6336#

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, performance of the Company's investments and the maintenance of production levels, including during the COVID-19 pandemic. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:22e 17-MAR-21